UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cherry App, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    05/04/2017

Physical address of issuer
3102 Oak Lawn #109, Dallas, TX 75219

Website of issuer
https://www.downloadcherry.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 25, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$5,844	$246,673
Cash & Cash Equivalents	$5,844	$246,673
Accounts Receivable	N/A	N/A
Short-term Debt	$153,906	$60,811
Long-term Debt	$450,000	$450,000
Revenues/Sales	$66,076	$6,165
Cost of Goods Sold	$53,814	$14,046
Taxes Paid	N/A	N/A
Net Income	($367,285)	($164,867)

The above reflects the consolidated financials of Cherry App, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 18, 2019

Cherry App, Inc.



Up to $1,070,000 of Convertible Notes

Cherry App, Inc. ("Cherry", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 25, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $700,000 under the Combined Offerings (the "Closing Amount") by October 25, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first serve basis. Investors who completed the subscription process by October 18, 2019, will be permitted to increase their investment at any time on or before October 25, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after October 25, 2019. If the Company reaches its Closing Amount prior to October 25, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.downloadcherry.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/cherry.app.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cherry App, Inc. is a Delaware C-Corporation, formed on 05/04/2017.

The Company is located at 3102 Oak Lawn #109, Dallas, TX 75219.

The Company's website is https://www.downloadcherry.com/

_____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/cherry.app and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Note being offered	$25,000
Maximum amount of Convertible Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	October 25, 2019
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 12, 15, and 18

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations. In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive beauty space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company depends on third party providers, suppliers and licensors to supply some of their services. The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The beauty market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business operations are concentrated in a concentrated geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is dependent on its clients located in Texas. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The company currently has about $18,680 in credit card debt as of September 11, 2019. The Company intends for a portion of the funds from the round to be used to pay down credit card balances and free up working capital by bringing down interest costs. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, carry out other business strategies, or other general corporate purposes.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations. In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $459,379 from its inception through December 31, 2018.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The consolidation of retail customers could adversely affect the Company. Retail customers in major markets may consolidate, resulting in fewer customers for the business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect the Company's sales and results of operations. Retail consolidation also increases the risk that adverse changes in customers' business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of products, or delay or fail to pay the Company for previous purchases, which could materially and adversely affect product sales, financial condition, and operating results.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. Additionally, the delivery of prescription medications presents the possibility of liability for or incorrectly filled or delivered medications.

The Company does not have an employment contract in place with Aaron Coats, Amber Venz Box, or Baxter Box, the co-founders of the Company. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Aaron, Amber, or Baxter were to leave Cherry App, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's outstanding convertible notes have reached its maturity date and are currently due on demand. During 2017, to fund operations, the Company entered into a series of convertible note agreements with third parties and related parties totaling $450,000. The notes bear interest at 12% per annum, and had an original maturity date of December 15, 2018. The notes are currently in default and are due on demand. The Company is in the process of extending these notes to March of 2021.

The Company has conducted related party transactions. As mentioned above, during 2017, to fund operations, the Company entered into a series of convertible note agreements of which $135,000 was due to related parties.

For this current round, the Company is utilizing its own existing convertible promissory note with a non-standard conversion structure. As structured, the note automatically converts in a qualified financing into a mix of preferred and common. Therefore, investors would not receive any discount on the preferred, rather, they would receive additional common shares based on their outstanding balance divided by their discounted conversion price. The note is also set to be repaid at maturity, with the option to convert into common. In the event there is a change of control, noteholder may elect to receive either (i) their principal balance and all accrued and unpaid interest plus 100% of their original principal balance, or (ii) common stock at a conversion price equal to the price of the Company's common stock as determined by the gross per share proceeds received by common stockholders in the change of control transaction.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will receive payment equal to the total of their purchase price plus outstanding accrued interest, or at the election of the majority holders, convert the Convertible Notes into shares of the Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price plus accrued unpaid interest or the amount of common shares at the price of the common shares at the corporate transaction. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock and common stock. If the notes convert because they have reached their maturity date and conversion has been elected by the majority holders, the notes will convert based on a $3,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert in preferred stock at the same price as the preferred stock sold in the qualified equity financing, with additional common stock determined by the outstanding loan balance divided by the conversion price (based on either a discount of 20% to the price in the qualified equity financing, as determined with $3,500,000 valuation cap). If noteholders elect to convert in a non-qualified financing, then notes will convert at the price of the preferred stock issued in the non-qualified financing. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,500,000 valuation cap, so you should not view the $3,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Convertible Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Convertible Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Convertible Note. Those provisions apply to claims regarding this Offering, the Convertible Notes and possibly the securities into which the Convertible Note are convertible. Under those provisions, disputes under the Convertible Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Convertible Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 76% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Cherry seeks to own on-demand personal care through a marketplace that empowers local nail technicians to work on their own terms and allows customers to pay market price for convenient services, at the home or office.

We believe that everyone should be able to have a career, a family, and a manicure. Hectic schedules make it difficult for people to stay on top of their personal care needs. Cherry solves this problem by offering on demand nail services, bookable through our user-friendly app.

Not only does Cherry provide a convenient way to book a nail appointment, but it also aims to empower nail technicians with a way to provide for themselves and their families on a more flexible schedule with higher, more transparent pay and a healthier work environment.

Cherry is an on-demand platform that connects clients with independent nail technicians, in order to perform mobile manicure services. We believe that Cherry is the easier, more ethical option for maintaining your ideal nails.

Business Plan

The Cherry App

With the Cherry App, nail services can be scheduled to a home, office, or hotel. Everything from selecting the service type, time and location, and payment can be done through the Cherry App.

Cherry offers both classic, gel and dip manicures and pedicures. Cherry can also accommodate group bookings, such as bridal parties and corporate events.

Our Market

Since launching in December of 2017, Cherry has booked over 4,500 appointments and is rated 4.9 stars in the App Store (based on 960+ reviews). Cherry currently operates in Dallas and Houston with expansion plans for up to 8 additional markets in the coming year.

The Company's Products and/or Services

Product / Service	Description	Current Market
Socially-conscious on-demand mobile nail service	**marketplace for on-demand personal care that empowers local nail technicians to work on their own terms and allows customers to pay market price for convenient services, at the home or office**	**Nail services industry; nail technicians; people interested in on-demand personal care**

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,835,363	Pertaining to downloadable software, advertising and	CHERRY	September 19, 2017	August 13, 2019	USA

	marketing and electronic payment...				

Patents
None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.75% of the proceeds, or $70,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	40%	40%	40%
Personnel	30%	30%	40%
Legal, Rent, Software	10%	10%	10%
Technology/Development	5%	5%	5%
Debt Service	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Amber Venz Box	Founder, Chairman (05/2017 - present)	Founder, Chairman of Cherry App (05/2017 - present)
Aaron Coats	Founder, CEO (05/2017 - present)	Founder, CEO of Cherry App (05/2017 - present): Responsible for the day to day operations and management of Cherry App, Inc.
Baxter Box	Founder, Board Member (05/2017 - present)	Founder, Board Member of Cherry App (05/2017 - present)

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	10,000,000	NO	N/A	100%	N/A

The Company has the following debt outstanding:

Type	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Angel Investors	$450,000	12%	N/A	N/A	Previous: 12/2018 Planning to extend to: 02/2021	N/A
Credit Card	Summary	$1,535	0%	N/A	N/A	N/A	N/A
Credit Card	Summary	$6,265	20.26%	N/A	N/A	N/A	N/A
Credit Card	Summary	$10,880	19.24%	N/A	N/A	N/A	N/A

Ownership
A majority of the Company is owned by one person:

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Amber Box	Common Stock	26.3%
Baxter Box	Common Stock	26.3%
Aaron Coats	Common Stock	39.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Cherry App, Inc. was formed on May 4, 2017 ("Inception") in the State of Delaware. The financial statements of Cherry App, Inc. (which may be referred to as "Cherry", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Cherry is an on-demand platform that connects clients with independent technicians, in order to perform mobile manicure services engineered for positive social impact. The Company generates revenues from referrals to manicure technicians, as well as from hosting corporate manicure events.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $321,979.76 in cash on hand as of August 31, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	09/2017	Section 4(a)(2)	Convertible Note	$450,000	Incorporation/ registration, Working capital, App Development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $3,000,000), at the election of the holders.
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing and common stock.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's common stock.
- If noteholders elect to convert in a non-qualified financing, at the price of the preferred stock issued in the non-qualified financing.

The price at which the Convertible Notes sold in this Offering will convert will be:

- If conversion takes place due to a qualified equity financing, the same price as the preferred stock sold in the qualified equity financing, with additional common stock determined by the outstanding loan balance divided by the conversion price (based on either a discount of 20% to the price in the qualified equity financing, as determined with $3,500,000 valuation cap);
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of their principal balance and all accrued and unpaid interest plus 100% of their original principal balance, or the amount of stock the Convertible Notes would convert at the price of the common stock at the corporate transaction; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,500,000 valuation cap.
- If noteholders elect to convert in a non-qualified financing, at the price of the preferred stock issued in the non-qualified financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 7%, compounded quarterly.

The securities into which the Convertible Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $700,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Convertible Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Convertible Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution
Even once the Convertible Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $0 and $16,617, respectively, and are recorded under 'Advances – related party' on the balance sheets.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aaron Coats
(Signature)

Aaron Coats
(Name)

Founder, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Aaron Coats
(Signature)

Aaron Coats
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

September 18, 2019
(Date)

/s/Amber Venz Box
(Signature)

Amber Venz Box
(Name)

Chairman, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

September 18, 2019
(Date)

/s/Baxter Box

(Signature)

Baxter Box

(Name)

Board Member, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

(Title)

September 18, 2019

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

CHERRY APP, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2018 AND 2017

Together with
Independent Accountants' Review Report

Cherry App, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Cherry App, Inc.
Dallas, Texas

We have reviewed the accompanying financial statements of Cherry App, Inc. (the "Company"), a Corporation, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2018 and the period from May 4, 2017 (Inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

DbbMcKennon

September 10, 2019

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

CHERRY APP, INC.
BALANCE SHEETS
(unaudited)

	2018	2017
Assets		
Current assets -		
Cash	$ 5,844	$ 246,673
Total current assets	5,844	246,673
Property and equipment, net	403	671
Intangible assets, net	66,267	99,400
Total assets	$ 72,514	$ 346,744
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 36,895	$ 36,541
Accrued liabilities	109,712	24,270
Line of credit	7,299	-
Total current liabilities	153,906	60,811
Convertible debt	315,000	315,000
Convertible debt - related parties	135,000	135,000
Total liabilities	603,906	510,811
Commitments and contingencies (Note 5)		
Stockholders' Deficit:		
Common stock	826	860
Subscription receivable	(3,300)	(3,000)
Additional paid-in capital	3,234	2,940
Accumulated deficit	(532,152)	(164,867)
Total stockholders' deficit	(531,392)	(164,067)
Total liabilities and stockholders' deficit	$ 72,514	$ 346,744

See accompanying independent accountants' review report and notes to the financial statements

CHERRY APP, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	2018	2017
Revenues	$ 66,076	$ 6,165
Cost of revenues	53,814	14,046
Gross profit (loss)	12,262	(7,881)
Operating Expenses:		
General and administrative	264,181	114,085
Sales and marketing	61,401	20,487
Total operating expenses	325,582	134,572
Operating loss	(313,320)	(142,453)
Other expense -		
Interest expense, net	53,965	22,414
Total other expense	53,965	22,414
Net loss	$ (367,285)	$ (164,867)

See accompanying independent accountants' review report and notes to the financial statements

CHERRY APP, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock		Additional	Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Receivable	Deficit	Deficit
Inception	-	$ -	$ -	$ -	$ -	$ -
Founders' shares	8,000,000	800	-	-	-	800
Consultant shares	600,000	60	2,940	(3,000)	-	-
Net income	-	-	-	-	(164,867)	(164,867)
December 31, 2017	8,600,000	860	2,940	(3,000)	(164,867)	(164,067)
Shares repurchased	(400,000)	(40)	-	-	-	(40)
Consultant shares	60,000	6	294	(300)	-	-
Net loss	-	-	-	-	(367,285)	(367,285)
December 31, 2018	8,260,000	$ 826	$ 3,234	$ (3,300)	$ (532,152)	$ (531,392)

See accompanying independent accountants' review report and notes to the financial statements

CHERRY APP, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (367,285)	$ (164,867)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	268	973
Amortization	33,133	-
Changes in operating assets and liabilities:		
Accounts payable	354	36,541
Accrued liabilities	85,442	24,270
Net cash used in operating activities	(248,088)	(103,083)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(1,644)
Purchase of intangible assets	-	(99,400)
Net cash provided used in investing activities	-	(101,044)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds - line of credit	7,299	-
Proceeds - convertible debt	-	315,000
Proceeds - convertible debt - related parties	-	135,000
Proceeds/(repurchase) of founders' common stock	(40)	800
Net cash provided by financing activities	7,259	450,800
Increase (decrease) in cash and cash equivalents	(240,829)	246,673
Cash and cash equivalents, beginning of year	246,673	-
Cash and cash equivalents, end of year	$ 5,844	$ 246,673
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Subscription receivable	$ 3,300	$ 3,000

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

Cherry App, Inc. was formed on May 4, 2017 ("Inception") in the State of Delaware. The financial statements of Cherry App, Inc. (which may be referred to as "Cherry", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Cherry is an on-demand platform that connects clients with independent technicians, in order to perform mobile manicure services engineered for positive social impact. The Company generates revenues from referrals to manicure technicians, as well as from hosting corporate manicure events.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations sufficient to cover operational costs. Losses will continue until such time that profitable operations can be achieved and the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, consumer tastes and trends, consumer acceptance, competition from other companies, employment law, and maintaining operational integrity while opening new markets. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Revenue Recognition
The Company recognizes revenue primarily from a transaction fee when (a) persuasive evidence that an agreement exists which occurs when the job is requested by a client and accepted by an approved technician on our platform; (b) the services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The company defers revenue where the earnings process is not yet complete.

Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met.

Principal Agent Considerations

We evaluate our service offerings to determine if we are acting as the principal or as an agent, which we consider in determining if revenue should be reported gross or net. Our primary revenue source is a transaction fee made from a confirmed booking of a technician on our platform. Key indicators that we evaluate to reach this determination include:

- the terms and conditions of our contracts;
- whether we are paid a fixed percentage of the arrangement's consideration or a fixed fee for each transaction;
- the party which sets the pricing with the end-user, has the credit risk and provides customer support; and
- the party responsible for delivery/fulfillment of the product or service to the end consumer.

We have determined that we act as the agent in the transaction for technician bookings, as we are not the primarily obligor of the arrangement and receive a fixed percentage of the transaction. Therefore, revenue is recognized on a net basis.

Cost of Revenues
Cost of revenues consists primarily of supplies purchased for corporate or large event and amortization of technology related intangible assets.

Advertising
The Company expenses the cost of advertising and promotions as incurred. For the year and period ended December 31, 2018 and 2017, advertising expense was $24,738 and $6,232, respectively.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third party costs associated with the development of our mobile app and related updates, maintenance, and improvements. We expense these costs as incurred until viability of revenue generation from the resulting product has been assured.

Income Taxes
The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

As of December 31, 2018 and 2017, the Company's property and equipment and intangible assets consisted of the following:

	2018	2017
Computer equipment	$ 1,644	$ 1,644
Total property and equipment	1,644	1,644
Accumulated depreciation	(1,241)	(973)
	$ 403	$ 671
Software application	$ 99,400	$ 99,400
Total intangible assets	99,400	99,400
Accumulated amortization	(33,133)	-
	$ 66,267	$ 99,400

Computer equipment and the software application are depreciated over estimated useful lives of three (3) years.

Depreciation and amortization expense was $33,401 and $973 for the year ended December 31, 2018 and the period from Inception to December 31, 2017, respectively. Amortization from the software application is included in cost of revenues.

NOTE 4 – DEBT

Convertible Debt
During 2017, to fund operations, the Company entered into a series of convertible note agreements with third parties and related parties totaling $450,000. The notes bear interest at 12%, per annum, and had an original maturity date of December 15, 2018. The notes are currently in default and are due on demand.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $2,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share calculated for the next round of financing assuming $2,500,000 pre-money valuation of the Company.

If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price per share assuming a $2,500,000 valuation of the Company.

Line of Credit
In 2018, the Company entered into a revolving line of credit with a financial institution. The line of credit is personally guaranteed by a managing shareholder of the Company. The Company can borrow up to $15,000 under the line of credit. Interest is charged at 14.75%, per annum. As of December 31, 2018, $7,299 was outstanding under the line of credit. As of December 2018, the Company had approximately $7,700 available under the line of credit.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – STOCKHOLDERS' DEFICIT

Common Stock
As of December 31, 2018 and 2017, the Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001.

As of December 31, 2018 and 2017, the Company had 8,600,000 and 8,260,000 shares of common stock issued and outstanding, respectively.

Upon Inception, the founders collectively received 8,000,000 shares of restricted stock. The restricted stock vested as follows: 25% upon the one-year anniversary of Inception, and 1/48 per month thereafter. In 2018, each of the founders agreed to return a portion of their common stock back to the Company. In aggregate, the founders returned 400,000 shares of common stock. As of December 31, 2018, 3,333,333 shares of the restricted stock have vested and 4,266,667 were unvested.

2017 Equity Incentive Plan
In 2017, our Board of Directors adopted the 2017 Equity Incentive Plan (the "2017 Plan"). The 2017 Plan provides for the grant of equity awards to employees, officers, directors and consultants, including stock options, stock appreciation rights, restricted stock and restricted stock units to purchase shares of our common stock. Up to 2,000,000 shares of our common stock may be issued pursuant to awards granted under the 2017 Plan. The 2017 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. In 2018, the Board of Directors agreed to increase the authorized shares to 2,400,000 under the 2017 Plan.

In 2017, the Company entered into an advisory agreement that granted 600,000 shares of restricted stock that vest as follows: 25% on the one-year anniversary of the agreement and 1/48 per month of the award per month thereafter. As of December 31, 2018, 187,500 of the shares of restricted stock were vested. The remaining 412,500 shares of unvested stock are expected to vest over the next three (3) years.

In 2018, the Company entered into an advisory agreement that granted 60,000 shares of restricted stock that vest as follows: 25% on the one-year anniversary of the agreement and 1/48 per month of the award per month thereafter. As of December 31, 2018, none of the shares of restricted stock had vested. The remaining 60,000 shares of unvested stock are expected to vest over the next four (4) years.

The Company determined that the grant-date fair market value of both these awards was negligible and accordingly, no stock-based compensation was recorded. We estimated the fair value of common shares based on activity of the entity to date, the value of the developed platform, profitability and debt burden, among other factors.

NOTE 7 – INCOME TAXES

The Company does not currently have a tax liability to the federal government due to historical losses. During the periods presented, Texas did not have a state income tax.

The Company's net deferred tax assets at December 31, 2018 and 2017 are approximately $111,000 and $35,000, respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2018, and 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the periods ended December 31, 2018 and 2017, the Company valuation allowance increased by approximately $76,000 and $35,000 respectively.

At December 31, 2018, the Company had federal net operating loss carry forwards of approximately $531,000. The federal net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2017. The Company currently is not under examination by any tax authorities.

NOTE 8 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company issued convertible debt of which $135,000 was due to related parties.

NOTE 9 – SUBSEQUENT EVENTS

In August 2019, the Company entered into a series of convertible note agreements with third parties totaling $320,000. The notes bear interest at 7%, per annum, and have an original maturity date in February 2021.

The Company has evaluated subsequent events that occurred after December 31, 2018 through September 10, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See accompanying independent accountants' review report

EXHIBIT C
PDF of SI Website





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Invest in Cherry App, Inc

Socially conscious on-demand mobile nail service

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......	**$3,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST

Time Left   35d : 08h : 29m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Cherry App, Inc is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Cherry App, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> The market size of the U.S. nail services industry is $8.36B (2018)

> Notable female founders and investors include Amber Venz Box of rewardStyle & LIKEtoKNOW.it, Whitney Wolfe Herd of Bumble, and Jamie O'Banion of BeautyBio (through O'Banion Capital LLC)

> Since launching our app in 2017, we've received over 970 reviews with a 4.9-star app rating

> Cherry trademark approved for uses pertaining to downloadable software, advertising and marketing and electronic payment (Reg. #5,835,363)

Fundraise Highlights

> Total Round Size: US $1,300,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $3,500,000

> Target Minimum Raise Amount: US $700,000

> Offering Type: Side by Side Offering

Cherry seeks to own on-demand personal care through a marketplace that empowers local nail technicians to work on their own terms and allows customers to pay market price for convenient services, at the home or office.

We believe that everyone should be able to have a career, a family, and a manicure. Hectic schedules make it difficult for people to stay on top of their personal care needs. Cherry solves this problem by offering on demand nail services, bookable through our user-friendly app.

Not only does Cherry provide a convenient way to book a nail appointment, but it also aims to empower nail technicians with a way to provide for themselves and their families on a more flexible schedule with higher, more transparent pay and a healthier work environment.

PROFILE MENU

Cherry is an on-demand platform that connects clients with independent nail technicians, in order to perform mobile manicure services. We believe that Cherry is the easier, more ethical option for maintaining your ideal nails.

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The Cherry App

With the Cherry App, nail services can be scheduled to a home, office, or hotel. Everything from selecting the service type, time and location, and payment can be done through the Cherry App.

Cherry offers both classic, gel and dip manicures and pedicures. Cherry can also accommodate group bookings, such as bridal parties and corporate events.

Our Market

Since launching in December of 2017, Cherry has booked over 4,500 appointments and is rated 4.9 stars in the App Store (based on 960 eviews). Cherry currently operates in Dallas and Houston with expansion plans for up to 8 additional markets in the coming year.

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whitney & amber.

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The Team

Founders and Officers

Amber Venz Box

CO-FOUNDER & CHAIRMAN

A recognized style influencer, Amber conceptualized and launched rewardStyle at the age of 23 as a solution to monetize her fashion blog, venzedits.com. Her experience in almost every niche of the fashion industry—shop girl, editorial stylist, fit model, retail buyer, and jewelry designer—provided unique perspective in crafting the proprietary tools that would fuel rewardStyle's global success. A three-time featured keynote speaker at SXSW, she has recently been named a Forbes' 30 Under 30, Inc. Magazine's Most Influential Millennials, a member of Business of Fashion's 500, and one of Entrepreneur Magazine's "15 Female Entrepreneurs to Watch."



Aaron Coats

CO-FOUNDER & CEO

Aaron is a co-founder and CEO of Cherry and an expert in building organizations and teams. Prior to Cherry he worked at Accenture focusing on technology strategy with corporations, government and non-profits. He completed his MBA through Southern Methodist University (Dallas, TX) and the Instituto de Empresa (Madrid) with a focus in social entrepreneurship.



Baxter Box

CO-FOUNDER & BOARD MEMBER

A skilled engineer and investor, Baxter launched his career through a series of innovative tech startups. A University of San Diego graduate with a degree in engineering—and an MBA recipient from Southern Methodist University's Cox School of Business—he went on to start a successful web incubator in 2008, where he served as President and Chairman. As the co-founder of rewardStyle, Baxter is the driving force behind the company's business and product strategy.

Notable Advisors & Investors

Whitney Wolfe Herd

Jamie OBanion

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A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,300,000
Minimum investment:	US $1,000
Target Minimum:	US $700,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,500,000
Interest rate:	7.0%
Note term:	18 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investor Proxy Agreement	All investors who invest $50,000 or less will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Cherry App has set an overall target minimum of US $700,000 for the round, Cherry App must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Cherry App's Form C.
Regulation CF cap:	While Cherry App is offering up to US $1,300,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Marketing
Personnel
Legal, rent, software
Technology / Development
Debt Service
Unspecified

If Maximum Amount Is Raised


Marketing
Personnel
Legal, rent, software
Technology / Development
Debt Service

Investor Perks

All Investors will receive the below perks plus their investment tier perks

Year-round 15% back in credit on gift cards

PROFILE MENU

Friends and Family discount: $10 in Cherry referral credits

Highlights
Overview
The Team
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Investment between $1,000 $2,999

$100 in Cherry credits

Investment between $3,000 $9,999

$400 in Cherry credits

Set (10) of of Cherry core polishes

Investment between $10,000 $24,999

$1,000 in Cherry credits

1 set (10) of Cherry's core gel polishes

Investment between $25,000 $99,999



$1,750 in Cherry credits



Investment of $100,000 $199,999



Annual meeting with the founders and executive team

Invite to all private city launch events for the 12 months following the close of the seed round

Investment of $200,000 and above

One hour of quarterly access to the Board Chairman for the 12 months following the close of the seed round

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.



Pre-Seed

Round Size	US $450,000
Closed Date	Sep 15, 2017
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Market Landscape



$10 000 000 000
$8 000 000 000
$6 000 000 000
$4 000 000 000
$2 000 000 000
$0
2013
2014
2015
2016

Annual amount spent on nail services in the United States

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Cherry is a technology platform that sources consumer demand for ubiquitous personal care needs, with the goal of increasing the earning opportunity for women who are licensed to provide those services. Cherry technicians work on their own schedule, in a safe environment, with materially higher and more transparent compensation while consumers pay market prices for services.

The on-demand beauty space is a new area of growth and is experiencing rapid change. New entrants over the past five years are all looking to take advantage of the 8.3B nail services industry. The industry is healthy with consistent demand and topping 8.3B since 2014. The industry, grew at a rate of 7.1% from 2012-'17 and is projected to continue its upward trend at 4.8% from 2017-'22 (Ibisworld).

The nail services industry is extremely fragmented with the top four companies accounting for less than 5.0% of revenue in 2017. According to the latest data from the US Census Bureau, 99.8% of nail salons operated from a single location (Ibisworld).

We believe Cherry has an advantage versus other on-demand beauty competitions as we are the only offering focused solely on nails. We have focused on building a recognizable brand that is relatable and adaptable to other service offerings, syncing with the company's larger vision of expanding into broader personal care services and products. To protect our future expansion, we own the IP for Cherry, having successfully registered the trademark (Cherry reg. No. 5,835,363).

We believe that we have a unique value proposition in that we are the first company in the space to be engineered for social impact. We have a highly successful and strategic team built on making Cherry the preeminent brand in on-demand beauty.

Risks and Disclosures

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations. In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive beauty space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company depends on third party providers, suppliers and licensors to supply some of their services. The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The beauty market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business operations are concentrated in a concentrated geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is dependent on its clients located in Texas. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The company currently has about $18,680 in credit card debt as of September 11, 2019. The Company intends for a portion of the funds from the round to be used to pay down credit card balances and free up working capital by bringing down interest costs. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, carry out other business strategies, or other general corporate purposes.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations. In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $459,379 from its inception through December 31, 2018.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

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The consolidation of retail customers could adversely affect the Company. Retail customers in major markets may consolidate, resulting in fewer customers for the business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect the Company's sales and results of operations. Retail consolidation also increases the risk that adverse changes in customers' business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of products, or delay or fail to pay the Company for previous purchases, which could materially and adversely affect product sales, financial condition, and operating results.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. Additionally, the delivery of prescription medications presents the possibility of liability for or incorrectly filled or delivered medications.

The Company does not have an employment contract in place with Aaron Coats, Amber Venz Box, or Baxter Box, the co-founders of the Company. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Aaron, Amber, or Baxter were to leave Cherry App, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's outstanding convertible notes have reached its maturity date and are currently due on demand. During 2017, to fund operations, the Company entered into a series of convertible note agreements with third parties and related parties totaling $450,000. The notes bear interest at 12% per annum, and had an original maturity date of December 15, 2018. The notes are currently in default and are due on demand. The Company is in the process of extending these notes to March of 2021.

The Company has conducted related party transactions. As mentioned above, during 2017, to fund operations, the Company entered into a series of convertible note agreements of which $135,000 was due to related parties.

For this current round, the Company is utilizing its own existing convertible promissory note with a non-standard conversion structure. As structured, the note automatically converts in a qualified financing into a mix of preferred and common. Therefore, investors would not receive any discount on the preferred, rather, they would receive additional common shares based on their outstanding balance divided by their discounted conversion price. The note is also set to be repaid at maturity, with the option to convert into common. In the event there is a change of control, noteholder may elect to receive either (i) their principal balance and all accrued and unpaid interest plus 100% of their original principal balance, or (ii) common stock at a conversion price equal to the price of the Company's common stock as determined by the gross per share proceeds received by common stockholders in the change of control transaction.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Cherry App, Inc

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Cherry App, Inc. Once Cherry App, Inc accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Cherry App, Inc in exchange for your securities. At that point, you will be a proud owner in Cherry App, Inc.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Cherry App, Inc has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

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How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Cherry App, Inc does not plan to list these securities on a national exchange or another secondary market. At some point Cherry App, Inc may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Cherry App, Inc either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Cherry App, Inc's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Cherry App, Inc's Form C. The Form C includes important details about Cherry App, Inc's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

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EXHIBIT D
Investor Deck



CHERRY

NAILS ANYWHERE, ANYTIME





DISCLAIMER

This presentation contains offering materials prepared solely by Cherry App, Inc. without the assistance of Seed Invest (SI) Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect managements current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

VISION



TO OWN ON-DEMAND PERSONAL CARE

through a marketplace that
empowers local women
to better provide for themselves
and their families.

LEADERSHIP





AMBER VENZ BOX

Co-founder
& Board Chairman

President & Co-founder
rewardStyle / LIKEtoKNOW.it



AARON COATS

Co-founder & CEO



JAMIE O'BANION

Advisor & Investor

CEO & Founder
BeautyBio



BAXTER BOX

Co-founder
& Board Member

CEO & Co-founder
rewardStyle / LIKEtoKNOW.it



WHITNEY WOLFE HERD

Advisor & Investor

CEO & Founder
Bumble

SOCIAL IMPACT





Cherry's leadership team comes with decades of experience reinventing industries, building technology platforms that empower women and creating global brands.

The Cherry app empowers nail technicians to provide for themselves and their families on a flexible schedule with higher, more transparent pay and a healthier, independent work environment.

Choosing Cherry is not just a convenient choice, it means supporting women and the people who depend on them in your own community.

THE CHERRY APP



SIMPLIFYING how consumers book nail services with manicurists



ANYTIME

Service times that fit busy schedules



ANYWHERE

Performed at a location that is convenient



EMPOWER

Increasing the earning opportunity of local service providers

IOS CONSUMER APP



Consumers love 3-step booking, giving the app a **5-star rating** on the App Store

MANICURE
GEL
CLASSIC
MEN'S
ADD GEL PEDICURE FOR $40
PEDICURE
GEL
CLASSIC
MEN'S
Add an extended massage - $15
Add gel removal - $10
ADD A FRIEND
CONTINUE

75025
DALLAS
TX
(123) 456-7890
SARAH@GMAIL.COM
NOTES, PARKING INSTRUCTIONS, ETC. (OPTIONAL)
DATE/TIME
Mon 7 Sep 8 58
Tue 8 Sep 9 59
Wed 9 Sep 10 00
Thu 10 Sep 11 01
Fri 11 Sep 12 02
Sat 12 Sep 13 03
CONTINUE

PAYMENT
CREDIT CARD
1234
06/21
BILLING ADDRESS
USE BOOKING ADDRESS
I ACCEPT CHERRY'S TERMS OF SERVICE
PREVIEW ORDER

7

MARKET SIZE: NAILS

Annual revenue of nail industry, not inclusive of total personal care opportunity



$8.53B

Total available U.S. market
Spend on nail services

Source: Statista.com

Salon Revenue
by Market

$335M
Dallas
LAUNCHED

$312M
Houston
LAUNCHED

**Texas has approximately 7% of
the total number of U.S. salons**
*Source: InfoGroup 2017. NACIS code
'manicuring' as primary/secondary business*

THE CHERRY MODEL



provides a way for all nail consumers to support working women that are proximate to them, making an impact in their own community.

~$76

*Average revenue per booking

30%

*Cherry's commission on bookings

2.5x

Technician earning multiple with Cherry vs national average

*Cherry sets service pricing and commission rates



MARKET TRIAL SUMMARY

The Cherry App is Prepared for Scale

A friends and family round of $450K was raised to execute a market trial.

The goal of the market trial was to set up a technology platform to facilitate a marketplace, create a model that provides attractive and sustainable financial opportunities for nail technicians, and validate consumer demand for in-home nail services.

The brand and mission were developed, the technology platform was built, facilitating thousands of appointments and earning a 4.9 star rating on the app store.

Cherry is a scalable solution to provide financial independence to local women, requires minimal further product investment and is ready to expand into new markets with the injection of marketing capital.

IP & PRODUCT DEVELOPMENT



Product features developed to address client and business needs



TRADEMARK REGISTRATION

Initial approval to register the CHERRY mark



CONSUMER iOS APP

5-star rated app with 3-step booking

TECHNICIAN WEB APP & TEXT-TO-CONFIRM

Empowering manicurists to manage their availability and bookings



MASTER CMS

For management of all bookings, clients and manicurists





MARKET TRIAL RESULTS

Cherry offers a quality product that is convenient and aligns with consumer values

1
Market Trial Cities:
Dallas - Nov. 2017
Houston - April 2019

1,869
Unique Clients

$58.76
Customer
Acquisition
Cost

$70.58
Average Revenue
Per Booking

1.5
Team Members:
CEO + Social

9,650
Total Services
Performed

$1,159
Client Lifetime Value
at 3-years

960+
Reviews in the App
Store; 4.9 Stars

Range: Dec. 2017 - August 2019

MARKET TRIAL PROMOTION



With a limited marketing budget during market trial, Cherry focused on guerrilla efforts, partnering with top influencers, regional media and like-minded, innovative brands

INFLUENCER







@downloadcherry
SO CUTE
Cherries Hang Together

PRESS

Good Morning Texas 8 HD

PaperCity Magazine

Modern Luxury Dallas

Dallas Fortworth Northtexas Child

D

BEST OF BIG D | DIRECTORIES | EVENTS | PODCASTS | MAGAZINES

NEWS | FOOD | ARTS | HOME | HEALTH | CHARITY | BUSINESS

Danielle Wolfe, Amber Venz Box, and Whitney Wolfe Herd at Cherry's launch event

TECH & STARTUPS

This New Dallas-Based App Could Disrupt the Nail Tech Industry

The founders of rewardStyle and Bumble would be the ones to pull it off.

PARTNERSHIPS

bumble

Outdoor Voices

Barry's Bootcamp

rewardStyle



MARKET TRIAL SUMMARY

In 18 months, Cherry has validated demand, client profiles and expectations for nail service delivery



Dec. 2017
iOS App launch

100+ clients

June 2018
32% Repeat

1K appointments
& $100K revenue

Oct. 2018
Brand Growth

2K appointments
& Orly partnership

Dec. 2018
67% Repeat

$200K revenue

June 2019
4K+ appointments

50% Growth
vs. Jan-June 2018

USE OF FUNDS – YEAR 1



Marketing & Expansion (6 markets)	~40%
Personnel*	~40%
Legal, Rent, Software, Insurance	~10%
Software / App Dev	~5%
Working Capital	~5%

MARKET EXPANSION



	Market Trial	Year 1	Year 2	Year 3	Year 4	Year 5
Total Revenue	$233,161	$934,583	$3.4M	$12.3M	$39.1M	$106.7M
Total Unique Clients	1,177	4,988	20,895	67,909	197,487	538,990
Total Bookings	2,612	12,469	52,238	186,749	945,536	1,616,969
Total Services @ 2.2 per booking	5,729	27,431	114,923	410,848	1,303,412	3,557,333
	Dallas market	*4 total markets*	*10 total markets*	*18 total markets*	*26 total markets*	*34 total markets*

5 YEAR GROWTH ESTIMATES



of Bookings



Bookings
# of bookings
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
23,625
90,300
304,631
945,536
2,568,827
Year 1
Year 2
Year 3
Year 4
Year 5

of Clients



# of Clients
# of clients
1,000,000
800,000
600,000
400,000
200,000
-
9,450
36,120
110,775
315,179
856,276
Year 1
Year 2
Year 3
Year 4
Year 5

of Services



# of Services
# of services
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
51,975
198,660
670,189
2,080,178
5,651,418
Year 1
Year 2
Year 3
Year 4
Year 5

Projected Revenue



Revenue
revenue
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$-
$1.7M
$6.7M
$22.8M
$70.8M
$192.5M
Year 1
Year 2
Year 3
Year 4
Year 5

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

EXPANSION YEAR 1





6 New Cities

San Antonio
Austin
Dallas
Houston
Nashville
Atlanta
Tampa Bay Orlando

= Launched
= Expansion City

EXPANSION YEAR 2



8 New Cities

San Diego

Las Vegas

Phoenix

Salt Lake City

Jacksonville

Miami

Charlotte

Washington, DC

■ = Expansion City

EXPANSION YEAR 3


San Francisco
Sacramento
Orange County
Denver
Oklahoma City
Indianapolis
Chicago
Columbus
= Expansion City

8 New Cities



JOIN THIS PROVEN TEAM
IN CREATING A MOVEMENT

that modernizes the personal care industry while providing a sustainable path

to financial independence for women across the nation

CHERRY
NAILS ANYWHERE, ANYTIME